annual report 2002


03055251

the **power** to do great things...



Wilson Greatbatch Technologies, Inc.

the **power** to do even greater things...



For more than 30 years, the Wilson Greatbatch Technologies brand has symbolized our belief that we are a company with "The Power to do Great Things."

It is our tradition to focus on our customers and anticipate their needs. Our heritage of creating innovative products has been our engine for growth. Personal integrity and respect for each other are the values that guide us. The result: a reputation for excellence that is synonymous with our name.

Today, as we build on our strong foundation with new complementary capabilities and exciting growth opportunities, we believe Wilson Greatbatch Technologies has

"the power to do even greater things."

Financial Highlights

(in thousand, except per share data and ratio analysis section)

	2002	2001	2000	1999	1998
Operations					
Revenues	$ 167,296	$ 135,575	$ 97,790	$ 79,235	$ 77,361
Gross profit	70,898	60,859	42,344	38,178	40,907
Research, development and engineering costs, net	14,440	12,575	9,941	9,339	12,190
Operating Income	26,664	22,384	14,400	12,449	12,036
Net income (loss)	14,631	8,597	(548)	(2,272)	690
Diluted earnings (loss) per common share from continuing operations	$ 0.68	$ 0.58	$ 0.07	$ (0.14)	$ 0.06
Diluted net earnings (loss) per common share	$ 0.68	$ 0.43	$ (0.04)	$ (0.18)	$ 0.06
Diluted average shares outstanding	21,227	19,945	14,434	12,491	10,677
Cash Flow and Balance Sheet					
Depreciation and amortization	$ 12,100	$ 14,241	$ 13,009	$ 12,335	$ 9,889
Cash flow from operations	27,810	21,455	18,160	8,992	9,083
Inventories	34,908	29,026	13,643	13,573	13,291
Total assets	312,251	283,520	181,647	189,779	194,390
Total debt	85,000	74,000	33,602	132,402	130,733
Total liabilities	105,388	94,676	45,813	143,372	148,795
Total stockholders' equity	206,863	188,844	135,834	46,407	45,595
Ratio Analysis and other					
Debt, net of cash, to total capitalization	28%	12%	20%	72%	72%
Current ratio	2.42	2.85	2.01	2.12	1.66
Inventory turns	3.0	3.5	4.1	3.1	3.1
Days sales outstanding	39.5	40.3	44.2	52.2	42.3
Number of employees	1,378	1,152	834	734	579
Number of registered shareholders	278	233	87	NA	NA

Table of contents

to our shareholders, customers and employees

We posted record revenues and profits in 2002, while making significant progress in implementing our growth strategies. Almost any way you look at it, Wilson Greatbatch Technologies had an outstanding year.

Our results reflect the fast-paced growth of the medical technology industry and its demand for the implantable power sources and other components we produce.

These results also underscore our ability to capitalize on emerging opportunities by increasing the number – *and the value* – of the solutions we offer. Approximately half of our revenues in fact, were generated by products we've either introduced or acquired in the last four years.

RECORD-SETTING FINANCIAL PERFORMANCE

Growth across most of our medical product lines drove revenues up 23 percent to $167.3 million, an all-time record high. We also achieved record net income of $14.6 million or $0.68 per diluted share, an increase of 58% compared with earnings per diluted share of $0.43 in 2001.

In 2002, products *other than* our medical batteries accounted for almost 70 percent of our revenues – compared to 28 percent just five years ago. This is no accident. While medical batteries remain a key part of our strategy, it is just that – *a part of our strategy.* Our larger focus is on our evolution from a medical battery company to a single-source supplier of integrated solutions for the next generation of medical therapies.

WGT has, in other words, evolved from a company with the Power to Do Great Things®, to one with the power to do even *greater* things.

THE POWER TO RECHARGE A LIFE

We first made our mark in the implantable cardiac rhythm management (CRM) device industry more than a quarter century ago, with technology that today powers the vast majority of the world's pacemakers and defibrillators.

Today WGT offers a host of batteries, capacitors and components designed to help achieve life-saving, life-enhancing cardiac rhythm management. All are manufactured to support markets that are growing as much as 20 percent or more a year. Increased demand is being driven by:


Net Sales
$180
160
140
120
100
80
60
40
20
0
(in millions)
1998
1999
2000
2001
2002
77.4
79.2
97.8
135.6
167.3


Operating Income
$30
25
20
15
10
5
0
(in millions)
1998
1999
2000
2001
2002
12.0
12.5
14.4
22.4
26.7

New, more sophisticated implantable devices– Our customers, the device manufacturers, are developing new CRM devices and adding new features to their existing products. We are responding with solutions that meet or exceed their requirements for smaller, uniquely shaped units with increasingly powerful capabilities.

Our lithium carbon monoflouride (CFx) battery, for example, has been designed into new **cardiac resynchronization devices** that may someday provide pacing and defibrillation therapy to as many as three million heart failure patients around the world.

New generation **pacemakers** include enhanced diagnostic and treatment capabilities that demand more sophisticated power sources. We are not only providing these power sources, we're also developing and providing highly engineered components such as integrated filtered feedthroughs that eliminate the effects of electromagnetic interference on pacemaker performance.

Our proprietary implantable wet tantalum capacitors – which deliver more robust energy in a smaller size – are a new alternative to existing technologies used to power **implantable cardioverter defibrillators (ICDs)**. Higher voltage versions of our implantable capacitors are also helping increase our products' value.

New indications for CRM devices– Demand for ICDs is on the rise, due in large part to the expanding list of patient groups now eligible to receive them. Clinical research shows that **heart attack survivors** who receive ICDs reduce their risk of death by more than 30% over two years. This one new application for ICDs approximately doubles the market potential in the U.S. to more than 600,000 patients a year. Likewise, patients with **congestive heart failure** – the progressive loss of the heart's pumping capability – as well as **asymptomatic patients** at risk for sudden cardiac arrest are also now candidates for ICD implants. Given the current backlog of such patients, along with more than 400,000 new cases of congestive heart failure diagnosed in the U.S. each year alone, double digit growth in this market is expected for the next three to five years. Indications are that insurance guidelines may allow device reimbursement for these expanding patient populations.

Expanded indications for ICDs should positively impact sales of our lithium silver vanadium oxide (SVO) battery, considered the industry standard among defibrillator batteries, as well as our capacitor and filtered feedthrough products.

Increasing customer penetration – We continue to increase market share by adding new customers. Three of the five major worldwide ICD manufacturers have now adopted – or are in the process of adopting – WGT's proprietary implantable wet tantalum capacitors. We are also leveraging our acquisitions to increase our customer penetration. Take for example our July 2002 acquisition of Globe Tool, a designer and manufacturer of custom cases and enclosures for implantable devices. Globe not only expands our capabilities and customer base, it also provides new products we can sell to our existing customers.

New performance requirements – Government regulators are increasingly requiring that implantable medical electronics be protected from interference from devices like cell-phones and two-way pagers.

Earnings Per Share


$0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
$(0.10)
0.06
(0.18)
(0.04)
0.43
0.63
1998
1999
2000
2001
2002

Currently, we believe less than half of all implantable devices are so protected. We are capitalizing on this opportunity with the development of proprietary filtering technology that can be applied to a wide range of implantable devices. Work also continues on technology that integrates a filtering capacitor with a feedthrough, resulting in a single integrated assembly with better performance.

An aging population – Almost 34 million Americans – nearly 13 percent of the U.S. population – are age 65 and over. This number is expected to more than double in the next 30 years. People over 85, those most likely to have chronic care needs, are the fastest growing age group. These demographics alone should contribute to the growth of our business for the foreseeable future.

THE POWER TO EXPLORE NEW FRONTIERS

Looking further into our future, we know that a technology company like ours must continually reinvent itself as advances in medical technologies provide new approaches to therapy for millions of people worldwide. We believe emerging medical device markets will contribute to our long-term growth, as will non-medical markets that can benefit from our technologies and value-added assemblies. These include:

New medical markets – **Diabetes** is now the most costly chronic condition facing the U.S. healthcare system, with more than $44 billion spent annually in direct medical costs. WGT provides components to an implantable drug pump that makes it easier for insulin-dependent patients to manage their illnesses. The same type of device is also expected to offer greater precision and lower cost for **pain management** and other emerging indications.

More than 25 million people in the U.S. suffer from significant **hearing loss**. Less than 20% of those who could benefit from conventional hearing aids, however, actually use them. New implantable hearing devices are eliminating the discomfort and feedback issues associated with conventional devices. With our new lithium-ion rechargeable batteries, we are playing an important role in their development.

That same rechargeable battery technology has further applications in **artificial heart** and **left ventricular assist devices**, as well as the neurostimulators used to treat **Parkinson's disease** and **epilepsy**, all growing markets.

New commercial applications – Just as our medical businesses have expanded their scope in recent years, so has our commercial power business. WGT produces commercial batteries and battery packs. We provide services for demanding commercial applications, primarily in oil and gas exploration and production. We have begun work on new value-added products and assemblies and are consolidating operations into a single facility in Canton, Massachusetts for greater efficiencies.

New acquisitions and alliances – Looking forward, we will also be exploring ways to further expand our scope, both geographically and by entering new markets. WGT will continue to acquire businesses that are financially sound and future-driven, that complement our current operations and that provide new ways to add value to our products.

THE POWER TO LEAD

It takes great effort to become a leader. It takes even more to remain one. That is why we continue to commit substantial resources to our RD&E, quality and people development programs.

Our goals are threefold: first, to position our products to be designed into new devices from the start, second, to ensure rigorous process discipline, and third, to place relentless focus on customer satisfaction.

RD&E Expenses, Net


$15
12
8
4
0
(in millions)
12.2
9.3
9.9
12.6
14.0
1998
1999
2000
2001
2002

To achieve these goals, we continue to invest significantly in research, development and engineering. We have also bolstered our capabilities with the addition of a new RD&E center this past June. It includes a self-contained pilot line that allows us to build experimental units without interrupting regular production. A record number of patents resulted from these efforts.

RD&E is just the beginning. To help ensure consistent high quality and performance as we grow, we continue to invest heavily in creating an ever more robust quality system. Our quality system is currently ISO 9001-certified, and we're now moving toward the new standard, 9001-2000.

A key pillar in our quality program is our Six Sigma™ initiative. Having now completed the second year of this initiative, I can report that we have made important strides in reducing variability and improving the efficiency of our organization. The goal of Six Sigma is to ensure our customers receive the products, the value and the service they require.

These efforts are aided by our outstanding employees, whose commitment and innovation I applaud. We are also guided by a strong management team and an independent board of directors, all of which recognize the importance of Six Sigma quality to our future. During the past year, our team benefited from several key additions. Larry Reinhold joined our company as Executive Vice President and Chief Financial Officer in June 2002. As 2003 began, Joe Almeida joined us as Executive Vice President and Chief Operating Officer. Earlier, Pam Bailey, President of the Advanced Medical Technology Association, and Peter Soderberg, CEO of Welch Allyn, Inc., were elected to our Board of Directors.

WGT ended 2002 with great confidence in the future of our industry and our company. The medical world is on the cusp of a new generation of medical therapies – and we are positioned to play an important role in their creation. The market is fast-growing, and we're keeping pace.

Entering 2003, our challenge will be to continue to focus on our customers and operational efficiency, while also investing in our infrastructure in support of future growth opportunities.

As always, I thank our shareholders, customers, employees, business partners and suppliers for their support. I look forward to sharing our future with you as we demonstrate *the power to do even greater things.*

Sincerely,





Edward F. Voboril
Chairman, President & Chief Executive Officer

Six Sigma™ is a trademark of Motorola, Inc.

the power to recharge

New implantable medical devices and other emerging technologies are enabling people to enjoy richer, potentially longer lives – and creating a new range of product development opportunities.

If your heart pumped all by itself today, count yourself lucky.

Millions of people around the world are not so fortunate. They have hearts that pump too quickly or too slowly, or that produce irregular or unsynchronized heartbeats. These are people who suffer from any of a wide range of health problems, ranging from bradycardia and congestive heart failure to tachycardia and sudden cardiac arrest. Collectively, their numbers are now growing.

Millions of these people, both in the U.S. and around the world, help control their conditions with the use of pacemakers and defibrillators that are powered by our technology. Millions more are expected to benefit from the new generation of implantable cardiac rhythm management devices now being introduced, as well as from the expanded capabilities of existing devices.

These new-generation devices are smaller, more powerful, have longer useful lives and serve broader applications than their predecessors. Their increased capabilities are due in part, to the more sophisticated power sources WGT is providing for them. Many will increasingly contain highly engineered components that we have developed, such as our proprietary filtering technology that protects against electronic interference from cell phones and paging systems. They will be housed in cases and enclosures we produce and will include electrodes with coatings we apply.

With the help of our technology, these devices have the power to recharge the lives of an ever-widening list of patient groups – all of which count themselves lucky to be alive during a time of rapid medical progress.

CHALLENGE	SOLUTIONS	WGT'S CONTRIBUTIONS
Cardiac Rhythm Management	Bradycardia Pacemakers	Power Sources, Components and Enclosures
	Implantable Cardioverter Defibrillators and Cardiac Resynchronization Devices	Power Sources, Capacitors, Components and Enclosures

See "wire man" illustration on page 13 for a complete list of our product offerings.



Implantable capacitors and implantable batteries that WGT designs and produces are used in a variety of implantable medical devices.



Custom-designed feedthroughs and engineered components.

a life



the power to explore

We are leveraging our reputation for high quality and high reliability as we develop new solutions for emerging applications in both medical and commercial markets.

In the not-too-distant future, the world may look at the pacemaker not just as a life-enhancing medical device, but as the inspiration for a revolution in disease management.

People with Parkinson's disease and epilepsy now routinely receive drug treatment as their primary therapy. Soon, however, they may receive electrical stimulation targeted at areas deep within the brain from an implantable device, similar to a pacemaker.

Millions of people who suffer significant hearing loss today also suffer the inconvenience associated with wearing conventional hearing aids. Looking ahead, however, many may improve their hearing with implantable hearing devices, also inspired, in part, by the pacemaker. New artificial eye implants offer similar hope to the blind. Heart failure patients may be given new life with artificial hearts and left ventricular assist devices.

Each of these devices is powered by our rechargeable lithium-ion battery technology. It's one of the ways we are leveraging our capabilities to serve new emerging markets.



Low and high rate cells.



WGT's implantable drug pump technology.

The new frontiers in medicine are taking us in other directions as well. People with diabetes may soon be able to control their insulin levels with more precision, thanks to implantable drug pumps we are helping to develop. Similar devices may help people with chronic pain better manage their conditions.

In the commercial arena, our newly developed Super D platform will help power pipeline inspection systems, lightning detectors and seismic applications. We're also developing solutions for the petroleum exploration and space flight markets – and other demanding markets where the highest quality and reliability are paramount.

CHALLENGE	SOLUTIONS	WGT'S CONTRIBUTIONS
Diabetes and Chronic Pain	Implantable Drug Pumps	Pump Mechanisms, Power Sources, Components and Enclosures
Heart Failure	Artificial Heart Left Ventricular Assist Devices	Cells, Value Added Assembly, Components and Enclosures
Parkinson's Disease and Epilepsy	Neurostimulators	Cells, Components and Enclosures
Hearing Loss	Implantable Hearing Devices	Cells, Components and Enclosures
Pipeline Security	Pipeline Inspection Gauges	Super D cell Batteries

See "wire man" illustration on page 13 for a complete list of our product offerings.

new frontiers









the power to lead an

From our ability to anticipate customer needs to our focus on rigorous process discipline, we continue to define what it means to be an industry leader.

Our ideas and our technology alone aren't enough to make us leaders unless we also have the best people.

The best people are those who understand that our success is inextricably linked to the success of our customers. That's why today WGT is doing its best to focus on our customers' needs. Through our Six Sigma® Quality initiative, we're changing how we work, think and interact with our customers. The goal is to build an organization designed around their needs.

The best people are also those who embrace change. In the fast-changing industry in which we participate, we must have people who view change as an opportunity and source of excitement. Our intent is to create standards of excellence that are embraced by every one of our businesses. As we grow, we want our customers to experience the same level of quality and service no matter where they go to find a solution.

Finally, the best people are those who pursue excellence. We support this pursuit through our investment in training programs and an ever more robust quality system.

With the leadership of our management team and the guidance of our board of directors, we believe we are developing just such a team of leaders. With a focus on innovation, integrity, respect and teamwork, we expect to continue to create standards that the rest of our industry will follow.



Joe Almeida, *Executive Vice President and Chief Operating Officer,* Larry Reinhold, *Executive Vice President and Chief Financial Officer,* Ed Voboril, *Chairman, President and Chief Executive Officer,* and Larry DeAngelo, *Senior Vice President Administration and Corporate Secretary*

The board of directors of Wilson Greatbatch Technologies, Inc.



Pamela G. Bailey



Robert E. Rich



Bill R. Sanford



Peter H. Soderberg



William B. Summers Jr.



Edward F. Voboril



Henry Wendt


industry

the power to do even


WILSON GREATBATCH LTD.

Individually, the people of Wilson Greatbatch Technologies do great things. Working together, we realize the power to do even greater things.

Wilson Greatbatch Technologies manufactures a wide range of medical power sources, medical components, medical enclosures and commercial power sources. As our business grows, we will look for more ways to work together and combine resources, creating integrated solutions to meet our customers' needs. Our major product areas consist of:

Medical Power Sources
WGT designs and manufactures capacitors and batteries for implantable medical devices. Its products include:

- GreatCap™ high energy capacitors for ICDs
- Lithium silver vanadium oxide cells for ICDs
- Lithium iodine cells for pacemakers
- Lithium carbon monoflouride cells for other devices
- ReVive® implantable rechargeable lithium ion batteries

Medical Components
WGT engineers and manufactures critical components and assemblies used in implantable medical devices such as:

- Feedthroughs, unfiltered and EMI filtered
- Distal tips and proximal stimulating electrodes
- Biocompatible coatings
- Drug pump assemblies
- Machined and molded components for implantable medical devices

Medical Enclosures
WGT designs and manufactures cases and enclosures using unique tooling and processes to customer specifications.

Commercial Power Sources
WGT designs and manufactures batteries and battery packs for a wide range of commercial and industrial applications, including:

- Batteries in standard and special cell sizes for oil exploration
- Non-magnetic signature cells
- Custom performance battery packs

One company.
Many solutions.



greater things



Hearing Devices
For these devices, WGT provides:
- Lithium Ion Cells
- Feedthroughs
- Custom Designed and Engineered Precision Components, Pump Components
- Precision Enclosures

Neuro-stimulators
For these devices, WGT provides:
- Carbon Monofluoride Cells
- Lithium Ion Cells
- Rings, Lamitrodes (electrodes for the spine)
- Precision Enclosures



ICD/CHF Devices
For these devices, WGT provides:
- Silver Vanadium Oxide Cells
- Carbon Monofluoride Cells
- Wet Tantalum Capacitors
- Feedthroughs
- Header/Connector Assembly, Injection Molded Plastic Components, 1-piece Battery Lid, Set Screws, Connector Pins, Precision Components
- Precision Enclosures

Pacemakers
For these devices, WGT provides:
- Lithium Iodine Cells
- Lithium Carbon Monofluoride Cells
- Rings, Tips, Helices, Feedthroughs
- Header/Connector Assembly, Injection Molded Plastic Components, 1-piece Battery Lid, Set Screws, Connector Pins, Precision Components
- Precision Enclosures

Insulin Pumps
For these devices, WGT provides:
- Carbon Monofluoride Cells
- Clean Room Assembly
- Welding
- Custom Designed and Engineered Precision Components
- Precision Enclosures

LVAD/Artificial Hearts
For these devices, WGT provides:
- Lithium Ion Cells
- Value Added Assembly
- Welding
- Clean Room Assembly
- Machining
- Precision Enclosures

Drug Pumps
For these devices, WGT provides:
- Carbon Monofluoride Cells
- Clean Room Assembly
- Welding
- Feedthroughs
- Custom Designed and Engineered Precision Components, Pump Components
- Precision Enclosures

Incontinence Devices
For these devices, WGT provides:
- Silver Vanadium Oxide Cells
- Carbon Monofluoride Cells
- Clean Room Assembly
- Welding
- Feedthroughs
- Precision Enclosures

Bone Growth Stimulators
For these devices, WGT provides:
- Lithium Iodine Cells
- Carbon Monofluoride Cells
- Precision Enclosures



Selected Consolidated Financial Data

The following table provides selected financial data of our Company for the periods indicated. You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our consolidated financial statements and related notes appearing elsewhere in this report. The consolidated statement of operations data and the consolidated balance sheet data for the periods indicated have been derived from our financial statements and related notes.

	December 31,[5]				
Years/periods ended	2002[4]	2001[3]	2000[2]	1999	1998[1]
(In thousands, except per share data)					
Consolidated Income Statement Data:					
Revenues	$167,296	$135,575	$ 97,790	$ 79,235	$ 77,361
Income (loss) before income taxes, extraordinary loss and cumulative effect of accounting change	$ 20,965	$ 18,530	$ 1,631	$ (2,314)	$ 1,100
Income (loss) per share from continuing operations					
Basic	$ 0.69	$ 0.59	$ 0.07	$ (0.14)	$ 0.07
Diluted	$ 0.68	$ 0.58	$ 0.07	$ (0.14)	$ 0.06
Consolidated Balance Sheet Data:					
Working capital	$ 40,204	$ 61,596	$ 15,079	$ 17,621	$ 12,756
Total assets	$312,251	$283,520	$181,647	$ 89,779	$194,390
Long-term obligations	$ 77,040	$ 61,397	$ 30,951	$127,623	$129,563

(1) In August 1998, we acquired the assets and liabilities of Greatbatch-Hittman. These figures include the results of operations of Greatbatch-Hittman subsequent to its acquisition.

(2) In August 2000, we acquired the capital stock of Battery Engineering, Inc. (BEI). These figures include the results of operations of BEI subsequent to its acquisition.

(3) In June 2001, we acquired substantially all of the assets and liabilities of Greatbatch-Sierra. These figures include the results of operations of Greatbatch-Sierra subsequent to its acquisition.

(4) In July 2002, we acquired the capital stock of Greatbatch-Globe. These figures include the results of operations of Greatbatch-Globe subsequent to its acquisition.

(5) The Company's fiscal year ends on the Friday closest to December 31. For clarity of presentation, the Company describes all periods as if the year-end is December 31. Fiscal 2002 contained 53 weeks.



YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REPORT.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We are a leading developer and manufacturer of batteries, capacitors, filtered feedthroughs, engineered components and enclosures used in implantable medical devices. We also develop and manufacture high performance batteries and battery packs used in other demanding non-medical applications.

Our medical battery revenues are derived from sales of batteries for pacemakers, implantable cardioverter defibrillators (ICDs) and other implantable medical devices. Our capacitor revenues are derived from sales of our wet tantalum capacitors, which we developed for use in ICDs. Our component revenues are derived from sales of feedthroughs, electrodes, electromagnetic interference (EMI) filters, enclosures, and other precision components principally used in pacemakers and ICDs. Our commercial power sources revenues are derived primarily from sales of batteries and battery packs for use in oil and gas exploration. We also supply batteries to NASA for its space shuttle program and other similarly demanding commercial applications.

A substantial part of our business is conducted with a limited number of customers. Our two largest customers accounted for approximately 66% of revenues in 2002. We have entered into long-term supply agreements with most of our large customers. For each of our products, we recognize revenue when the products are shipped and title passes.

Cost of revenues includes materials, labor and other manufacturing costs associated with the products we sell. Selling, general, and administrative expenses include salaries, facility costs, professional service fees, and patent-related and other legal expenses. Research, development, and engineering costs include expenses associated with the design, development, testing, deployment and enhancement of our products. We record cost reimbursements received for research, development and engineering conducted on behalf of customers as an offset to research, development and engineering expenses.

We utilize a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31st. For clarity of presentation, the Company describes all periods as if the year-end is December 31st. Fiscal 2002 included 53 weeks.

The commentary that follows should be read in conjunction with our consolidated financial statements and related notes.

Results of Operations

(In thousands, except per share data)	Year ended Dec. 31, 2002	2001	Change	% Change	Year ended Dec. 31, 2001	2000	Change	% Change
Revenues	$ 167,296	$ 135,575	$ 31,721	23%	$ 135,575	$ 97,790	$ 37,785	39%
Cost of revenues	96,398	74,716	21,682	29%	74,716	55,446	19,270	35%
Gross profit	70,898	60,859	10,039	16%	60,859	42,344	18,515	44%
Gross profit as a % of revenues	*42%*	*45%*			*45%*	*43%*		
Selling, general, and administrative expenses (SG&A)	24,369	18,174	6,195	34%	18,174	11,473	6,701	58%
SG&A as a % of revenues	*15%*	*13%*			*13%*	*12%*		
Research, development and engineering costs, net (RD&E)	14,440	12,575	1,865	15%	12,575	9,941	2,634	26%
RD&E as a % of revenues	*9%*	*9%*			*9%*	*10%*		
Intangible amortization	3,702	7,726	(4,024)	-52%	7,726	6,530	1,196	18%
Writeoff of noncompete agreement	1,723	—			—	—		
Interest expense	3,752	4,011	(259)	-6%	4,011	13,212	(9,201)	-70%
Interest income	(442)	(423)	(19)	4%	(423)	(254)	(169)	67%
Writeoff of investment in unrelated company	1,547	—			—	—		
Other expense, net	842	266	576	217%	266	(189)	455	-241%
Provision for income taxes	6,604	6,939	(335)	-5%	6,939	611	6,328	1036%
Effective tax rate	*32%*	*37%*			*37%*	*38%*		
Income before extraordinary loss	14,631	11,591	3,040	26%	11,591	1,020	10,571	1036%
Extraordinary loss	—	(2,994)			(2,994)	(1,568)		
Net income	$ 14,631	$ 8,597	$ 6,034	70%	$ 8,597	$ (548)	$ 9,145	-1669%
Diluted earnings per share from continuing operations	$ 0.68	$ 0.58	$ 0.10	17%	$ 0.58	$ 0.07	$ 0.51	729%
Extraordinary loss per diluted share	—	(0.15)			(0.15)	(0.11)		
Diluted net earnings per share	$ 0.68	$ 0.43	$ 0.25	58%	$ 0.43	$ (0.04)	$ 0.47	-1175%



Revenues

(In thousands)	Year ended Dec. 31, 2002	2001	Change	% Change	Year ended Dec. 31, 2001	2000	Change	% Change
Medical Technology								
Medical Batteries:								
ICDs	$ 28,518	$ 22,215	$ 6,303	28%	$ 22,215	$14,171	$ 8,044	57%
Pacemakers	20,354	22,923	(2,569)	-11%	22,923	22,516	407	2%
Other Devices	3,035	722	2,313	320%	722	1,664	(942)	-57%
Royalties	—	991	(991)	-100%	991	2,937	(1,946)	-66%
Total Medical Batteries	51,907	46,851	5,056	11%	46,851	41,288	5,563	13%
Capacitors	24,679	20,290	4,389	22%	20,290	12,611	7,679	61%
Components	65,315	40,513	24,802	61%	40,513	29,890	10,623	36%
Total Medical Technology	141,901	107,654	34,247	32%	107,654	83,789	23,865	28%
Commercial Power Sources	25,395	27,921	(2,526)	-9%	27,921	14,001	13,920	99%
Total Revenues	$167,296	$135,575	$31,721	23%	$135,575	$97,790	$37,785	39%

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Some of the statements contained in this Annual Report and other written and oral statements made from time to time by us and our representatives, are not statements of historical or current fact. As such, they are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to:

- future revenues, expenses and profitability;
- the future development and expected growth of our business and the implantable medical device industry;
- our ability to successfully execute our business model and our business strategy;
- our ability to identify trends within the implantable medical devices, medical components, and commercial power sources industries and to offer products and services that meet the changing needs of those markets;
- projected capital expenditures; and
- trends in government regulation.

You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements and our prospects generally, you should carefully consider the factors set forth below. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary factors and to others contained throughout this report. We are under no duty to update any of the forward-looking statements after the date of this report or to conform these statements to actual results.

Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the results expressed or implied by our forward-looking statements or that may affect our future results, some of these factors include the following: dependence upon a limited number of customers, product obsolescence, inability to market current or future products, pricing pressure from customers, reliance on third party suppliers for raw materials, products and subcomponents, fluctuating operating results, inability to maintain high quality standards for our products, challenges to our intellectual property rights, product liability claims, inability to successfully consummate and integrate acquisitions, unsuccessful expansion into new markets, competition, inability to obtain licenses to key technology, regulatory changes or consolidation in the healthcare industry, and other risks and uncertainties that arise from time to time and are described in the Company's periodic filings with the Securities and Exchange Commission.

FISCAL 2002 COMPARED WITH FISCAL 2001

Revenues

The increase in total revenues for 2002 included revenues of Greatbatch-Globe, which we acquired in July 2002.

Medical. Medical battery revenues increased mainly due to our customers' increased demand for ICD batteries. Partially offsetting this increase was a decline in royalty revenues from Medtronic on patents that have expired. Capacitor revenues increased as a result of increased demand by our existing customer for capacitors. The increase in sales of medical components was primarily due to the inclusion of revenues from Greatbatch-Sierra during the full year of 2002 and Greatbatch-Globe for the second half of 2002. Substantially all of the revenue changes during 2002 were attributable to volume.

Commercial. Commercial power sources revenues decreased principally due to a decreased level of exploration in the oil and gas industry in the first six months of 2002 compared to 2001.

Gross profit

Gross profit increased as a result of increased revenues. Production yield issues at Greatbatch-Sierra, reduced royalty revenues in 2002 compared to 2001, and the inclusion of lower margin Greatbatch-Globe operations were the primary contributors to the reduced gross profit rate.

SG&A expenses

SG&A expenses increased both in dollars and as a percentage of total revenues. The increase is primarily due to the inclusion of costs associated with Greatbatch-Sierra and Greatbatch-Globe, costs associated with our Six Sigma™ quality initiatives, the general development of our infrastructure to support the Company growth, and expenses related to ongoing patent activity.

RD&E expenses

RD&E expenses increased in dollars, but as a percentage of total revenues were at the same level for both years. The decrease in the percentage of expenses as related to sales is primarily attributable to the low level of RD&E expenses at Greatbatch-Globe. We expect to maintain our spending on RD&E at a level that will support the new technologies demanded by the implantable medical device markets.

Amortization expense

Intangible amortization decreased significantly due to the cessation of the amortization for goodwill and other intangible assets with indefinite lives effective the beginning of our fiscal year 2002.

If the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142) had been implemented on January 1, 2001, income from continuing operations and diluted earnings per share from continuing operations for 2001 would have been $13.8 million and $0.69, respectively.

If SFAS No. 142 had been implemented on January 1, 2001, net income and diluted earnings per share for 2001 would have been $10.8 million and $0.54, respectively.

Other expenses

The non-recurring charge of $1.7 million represents the write-off of the noncompete agreement after the passing of Mr. Fred Hittman in September 2002.

Interest expense declined as a result of reduced interest rates during the year. The rate reductions arose from reduced market rates as well as contracted rate reductions due to the reduction in leverage measurements during the year. Interest income increased slightly as the Company's investable cash was higher in 2002 than 2001 due to the timing of its follow-on public offering and the acquisition of Greatbatch-Globe.

The non-recurring charge of $1.5 million represents the write-off of the investment in an unrelated company based on an analysis of the financial viability of that company. It was determined that the Company's investment in the unrelated company had a fair value that is less than its carrying value.

Provision for income taxes

Our effective tax rate declined primarily as a result of increased research and development credits, as well as the benefits of state tax planning strategies, net of anticipated increased state taxes related to the Greatbatch-Globe acquisition.



Extraordinary loss

The extraordinary loss in 2001 was associated with the restructuring of our long-term debt and the related write-off of deferred financing fees, a call premium paid, and loan discounts associated with the previous long-term debt.

FISCAL 2001 COMPARED WITH FISCAL 2000

Revenues

The increase in total revenues for 2001 included revenues of Greatbatch-Sierra, which we acquired in June 2001.

Medical. Medical battery revenues increased primarily due to higher demand for our ICD batteries from our customers, both foreign and domestic. This increase was partially offset due to the expiration of implantable power source patents on which we had been receiving royalty fees. Capacitor revenues increased primarily due to market acceptance and demand for the ICDs using our capacitor, which was first introduced in the fourth quarter of 1999. Medical component revenues increased mainly due to the acquisition of Greatbatch-Sierra in June 2001, whose primary product line of EMI filters for implantable devices complements our other component lines well. Substantially all of the revenue changes during 2001 were attributable to volume.

Commercial. The higher commercial power sources revenues were primarily related to the inclusion of revenues for a full year from our Battery Engineering, Inc. (BEI) acquisition that was completed in August 2000. This acquisition, combined with our pre-existing commercial business, allowed us to participate strongly in the increased demand for products used in oil and gas exploration activity, which was up sharply in 2001.

Gross profit

The increase in gross margin was primarily due to increased efficiencies and cost leveraging based on the higher production volumes in 2001 over 2000. In addition, in 2000 there were substantial start-up costs that accompanied the ramp-up of capacitors to production volumes.

SG&A expenses

The increase in SG&A expenses was due to the inclusion of such expenses from Greatbatch-Sierra since its acquisition in June 2001, a full year of expenses from BEI in 2001 versus only five months in 2000, a full year of "public company" expenses (annual stock listing and registrar fees, investor relation expenses, etc.), and increased training costs in support of our adoption of a Six Sigma quality initiative.

RD&E expenses

RD&E increased in dollars, but declined as a percentage of total revenues. This decrease was primarily due to the rapid growth in capacitor and commercial revenues and not to a decrease in our research and development initiatives.

Other expenses

The increase in intangible amortization primarily reflects the amortization of intangible assets that arose from our acquisition of Greatbatch-Sierra.

Interest expense declined as the result of the prepayment of $84.0 million of senior debt using proceeds from our fall 2000 initial public offering. The favorable terms of the refinanced debt in the first quarter of 2001 also reduced interest rates. These favorable conditions were tempered by the additional borrowing of $47 million during the last half of 2001 to finance the Greatbatch-Sierra acquisition.

Interest income increased as the result of the investment of proceeds from our follow-on public offering in the last half of 2001.

Other expense for 2001 increased from 2000 levels. Losses on disposition of assets comprised the majority of the balance in 2001. These recurring items were offset in 2000, when we sold, for a gain, interest rate cap agreements that were no longer needed due to the prepayment of our senior debt.

Provision for income taxes

Our effective tax rate decreased slightly due to the effect of state taxes and available credits.

Extraordinary loss

Senior and subordinated debt that remained outstanding at year-end 2000 was refinanced in the first quarter 2001. The extraordinary charge related to the call premium and write-off of fees and other expenses incurred to establish the original debt financing. The extraordinary charge, net of tax, recorded in 2000 resulted from that year's prepayment of debt with proceeds from our initial public offering.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of short-term liquidity is our working capital of $40.2 million at December 31, 2002 combined with our unused $20 million credit line with our lending syndicate. Over the past three years the cash we have generated from operations has been sufficient to meet our capital expenditure and debt service needs, other than for acquisitions, and we anticipate that this will continue for 2003. We believe our relationship with our lending syndicate is good and that additional short-term financing would be available to us from the syndicate on reasonable terms if needed.

We anticipate higher than historical capital spending during 2003 as we build out our new medical battery manufacturing factory that we purchased during the fourth quarter of 2002 and invest in information technology and other infrastructure to support the current business level and anticipated organic growth.

The Company regularly engages in discussions relating to potential acquisitions and has identified several possible acquisition opportunities. The Company currently does not have any commitments, understandings, or agreements to acquire any other business; however, the Company may announce an acquisition transaction at any time.

At December 31, 2002 our capital structure consisted of our $120 million credit facility and our 21.1 million shares of common stock outstanding. We have historically financed our acquisitions with proceeds from our debt arrangements and public stock offerings. Earnings before interest, taxes, depreciation and amortization (EBITDA) is a primary measure of our ability to utilize debt financing. We believe that our historical growth in EBITDA and our expectation that it will continue to grow in the future positions us well to access increased debt from commercial lenders if needed. We are authorized to issue 100 million shares of common stock and 100 million shares of preferred stock. The market value of our outstanding common stock since our IPO has exceeded our book value and the average daily trading volume of our common stock has also increased; accordingly, we believe that if needed we can access public markets to sell additional common stock, preferred stock, debt or convertible securities if conditions are appropriate in the public markets.

Inflation

We do not believe that inflation has had a significant effect on our operations.

Impact of Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *Accounting for Obligations Associated with the Retirement of Long-Lived Assets* (SFAS No. 143). SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. We plan to adopt SFAS No. 143 effective January 1, 2003.

In July 2002, the FASB also issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit and Disposal Activities* (SFAS No. 146). SFAS No. 146 revises the accounting for exit and disposal activities under Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002.

Quantitative and Qualitative Disclosures About Market Risk.

Under the Company's existing credit facility both the term loan and any borrowings under the line of credit bear interest at fluctuating market rates. An analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates shows an impact on expected 2003 earnings of approximately $0.3 million of higher or lower earnings, depending on whether short-term rates rise or fall by 10%. The discussion and the estimated amounts referred to above include forward-looking statements of market risk that involve certain assumptions as to market interest rates. Actual future market conditions may differ materially from such assumptions. Accordingly, the forward-looking statements should not be considered projections of future events by the Company.



INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Wilson Greatbatch Technologies, Inc.
Clarence, New York

We have audited the accompanying consolidated balance sheets of Wilson Greatbatch Technologies, Inc. and subsidiaries (the "Company") as of January 3, 2003 and December 28, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 3, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wilson Greatbatch Technologies, Inc. and subsidiaries as of January 3, 2003 and December 28, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Buffalo, New York
January 24, 2003

Consolidated Balance Sheet

(In thousands)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 4,608	$ 43,272
Accounts receivable, net	19,310	17,373
Inventories	34,908	29,026
Prepaid expenses and other current assets	3,339	1,977
Refundable income taxes	3,038	339
Deferred income taxes	3,349	2,888
Total current assets	68,552	94,875
Property, plant, and equipment, net	64,699	44,149
Intangible assets, net	55,804	58,328
Goodwill	119,407	76,883
Deferred income taxes	—	5,417
Other assets	3,789	3,868
Total assets	$ 312,251	$ 283,520
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 5,726	$ 6,553
Accrued expenses and other current liabilities	13,872	13,721
Current portion of long-term debt	8,750	13,005
Total current liabilities	28,348	33,279
Long-term debt, net of current portion	76,250	61,000
Other long-term liabilities	790	397
Total liabilities	105,388	94,676
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock	—	—
Common stock	21	21
Capital in excess of par value	202,279	200,880
Retained earnings (accumulated deficit)	5,426	(8,935)
Treasury stock, at cost	(863)	(3,122)
Total stockholders' equity	206,863	188,844
Total liabilities and stockholders' equity	$ 312,251	$ 283,520

The accompanying notes are an integral part of these consolidated financial statements



Consolidated Statement of Operations

(In thousands except per share amounts)	Year Ended December 31, 2002	2001	2000
Revenues	$ 167,296	$ 135,575	$ 97,790
Cost of revenues	96,398	74,716	55,446
Gross profit	70,898	60,859	42,344
Selling, general and administrative expenses	24,369	18,174	11,473
Research, development and engineering costs, net	14,440	12,575	9,941
Amortization of intangible assets	3,702	7,726	6,530
Write-off of noncompete agreement	1,723	—	—
Operating income	26,664	22,384	14,400
Interest expense	3,752	4,011	13,212
Interest income	(442)	(423)	(254)
Write-off of investment in unrelated company	1,547	—	—
Other expense (income), net	842	266	(189)
Income before income taxes and extraordinary loss	20,965	18,530	1,631
Provision for income taxes	6,604	6,939	611
Income before extraordinary loss	14,361	11,591	1,020
Extraordinary loss on retirement of debt, net of tax	—	(2,994)	(1,568)
Net income (loss)	$ 14,361	$ 8,597	$ (548)
Basic earnings (loss) per share:			
Income before extraordinary loss	$ 0.69	$ 0.59	$ 0.07
Extraordinary loss on retirement of debt	—	(0.15)	(0.11)
Net earnings (loss)	$ 0.69	$ 0.44	$ (0.04)
Diluted earnings (loss) per share:			
Income before extraordinary loss	$ 0.68	$ 0.58	$ 0.07
Extraordinary loss on retirement of debt	—	(0.15)	(0.11)
Net earnings (loss)	$ 0.68	$ 0.43	$ (0.04)
Weighted average shares outstanding			
Basic	20,941	19,563	14,167
Diluted	21,227	19,945	14,434

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

(In thousands)	Year Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 14,361	$ 8,597	$ (548)
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Depreciation and amortization	12,100	14,241	13,009
Write-off of noncompete agreement	1,723	—	—
Write-off of investment in unrelated company	1,547	—	—
Extraordinary loss on retirement of debt	—	3,019	2,407
Deferred income taxes	3,765	2,358	(369)
Loss on disposal of property, plant, and equipment	762	132	68
Changes in operating assets and liabilities:			
Accounts receivable	(379)	(4,396)	(1,018)
Inventories	(2,752)	(10,030)	914
Prepaid expenses and other current assets	(1,450)	(928)	2,144
Accounts payable	(1,685)	3,025	(128)
Accrued expenses and other current liabilities	691	4,760	1,536
Income taxes	(873)	677	145
Net cash provided by operating activities	27,810	21,455	18,160
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(20,501)	(9,715)	(4,528)
Proceeds from sale of property, plant and equipment	14	5	4
Increase in intangible assets	—	(574)	(417)
Increase in other assets	(1,459)	(2,235)	—
Net cash effect of acquisitions	(47,124)	(46,913)	1,583
Net cash used in investing activities	(69,070)	(59,432)	(3,358)
Cash flows from financing activities:			
Borrowings (repayments) under line of credit, net	—	—	(4,300)
Proceeds from issuance of long-term debt	32,000	87,000	—
Principal payments of long-term debt	(29,880)	(48,278)	(98,191)
Issuance of common stock	476	42,511	86,407
Purchase of treasury stock	—	—	(2,565)
Net cash provided by (used in) financing activities	2,596	81,233	(18,649)
Net increase (decrease) in cash and cash equivalents	(38,664)	43,256	(3,847)
Cash and cash equivalents, beginning of year	43,272	16	3,863
Cash and cash equivalents, end of year	$ 4,608	$ 43,272	$ 16

The accompanying notes are an integral part of these consolidated financial statements



Consolidated Statement of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Subscribed Common Stock Shares	Subscribed Common Stock Amount	Capital In Excess of Par Value	Retained Earnings (Accumulated Deficit)	Treasury Stock Shares	Treasury Stock Amount	Subscribed Common Stock Receivable
Balance, December 31, 1999	12,288	$12	337	$ 1,684	$ 63,488	$ (16,984)	7	$ (109)	$ 1,684
Common stock issued	5,950	6	—	—	86,401	—	—	—	—
Common stock acquired for treasury	—	—	—	—	—	—	266	(4,250)	—
Shares contributed to ESOP	57	—	—	—	855	—	(12)	180	—
Shares issued to acquire Battery Engineering, Inc.	340	1	—	—	5,097	—	—	—	—
Settlement of common stock subscriptions	337	—	(337)	(1,684)	1,684	—	—	—	(1,684)
Exercise of stock options	—	—	—	—	1	—	—	—	—
Net loss	—	—	—	—	—	(548)	—	—	—
Balance, December 31, 2000	18,972	19	—	—	157,526	(17,532)	261	(4,179)	—
Common stock issued	2,000	2	—	—	42,427	—	—	—	—
Shares contributed to ESOP	—	—	—	—	843	—	(66)	1,057	—
Exercise of stock options	11	—	—	—	84	—	—	—	—
Net income	—	—	—	—	—	8,597	—	—	—
Balance, December 31, 2001	20,983	21	—	—	200,880	(8,935)	195	(3,122)	—
Common stock issuance expenses	—	—	—	—	(39)	—	—	—	—
Shares contributed to ESOP	—	—	—	—	761	—	(140)	2,254	—
Reissuance of treasury stock	—	—	—	—	9	—	(1)	5	—
Exercise of stock options	67	—	—	—	668	—	—	—	—
Net income	—	—	—	—	—	14,361	—	—	—
Balance, December 31, 2002	21,050	$21	—	$ —	$ 202,279	$ 5,426	54	$ (863)	$ —

The accompanying notes are an integral part of these consolidated financial statements

1. DESCRIPTION OF BUSINESS

The Company – The consolidated financial statements include the accounts of Wilson Greatbatch Technologies, Inc. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations – The Company operates in two reportable segments – medical technology and commercial power sources. The medical technology segment designs and manufactures batteries, capacitors, filtered feedthroughs, engineered components and enclosures used in implantable medical devices. The commercial power sources segment designs and manufactures high performance batteries and battery packs for use in oil and gas exploration, oceanographic equipment and aerospace.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Year End – The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31st. For clarity of presentation, the Company describes all periods as if the year-end is December 31st. Fiscal 2002 included 53 weeks.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid, short-term investments with maturities at the time of purchase of three months or less.

Inventories – Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.

Property, Plant and Equipment – Property, plant and equipment is carried at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and building improvements 7-40 years; machinery and equipment 3-10 years; office equipment 3-10 years; and leasehold improvements over the remaining lives of the improvements or the lease term, if less.

The cost of repairs and maintenance is charged to expense as incurred; renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense.

Goodwill – Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets with indefinite lives. Under the new rules, the Company reassessed the useful lives of trademarks and names and deemed them to have an indefinite life because they are expected to generate cash flows indefinitely. Note 14 – Business Segment information contains an analysis of goodwill by segment.

Also, in accordance with the transition provisions under Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS No. 141), the carrying amount of assembled workforce totaling $4,642,000 has been reclassified as goodwill effective January 1, 2002.

As a result of the adoption of SFAS No. 141 and the transition provisions of SFAS No. 142, goodwill and trademark and names will no longer be amortized but will be periodically tested for impairment. An analysis of the proforma effects of these standards had the adoption occurred as of the beginning of fiscal 2000 is included in Note 6 – Intangible Assets.

SFAS No. 142 requires the Company to assess goodwill for impairment by comparing the fair value of the reporting units to their carrying amounts on an annual basis to determine if there is potential impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate. The Company has determined that, based on the transitional goodwill impairment test, no impairment of goodwill and other indefinite-lived intangible assets has occurred.



Intangible Assets – Acquired intangible assets apart from goodwill consist primarily of patented technology, trademarks and names and unpatented technology. The Company continues to amortize its definite-lived assets on a straight-line basis over their estimated useful lives as follows: patented technology, 8-17 years; unpatented technology, 5-15 years; and other intangible assets, 3-10 years.

The Company tests long-lived assets, exclusive of goodwill, for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized if the carrying amount of long-lived assets is not recoverable and exceeds its fair value based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Fair Value of Financial Instruments – The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of cash and cash equivalents approximates their recorded values due to the nature of the instruments. The floating rate debt carrying value approximates the fair value based on the floating interest rate resetting on a regular basis.

Concentration of Credit Risk – Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. A significant portion of the Company's sales are to customers in the medical device industry, and, as such, the Company is directly affected by the condition of that industry. However, the credit risk associated with trade receivables is minimal due to the Company's stable customer base. The Company maintains cash deposits with major banks, which from time to time may exceed federally insured limits.

Derivative Financial Instruments – The Company has only limited involvement with derivative financial instruments and does not enter into financial instruments for trading purposes. Interest rate cap agreements have historically been used to reduce the potential impact of increases in interest rates on floating-rate long-term debt. At December 31, 2002 and 2001, the Company was not a party to any interest rate cap agreements.

Stock-Based Compensation – In 2002, the Company adopted Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. This standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the standard also requires prominent disclosures in the Company's financial statements about the method of accounting used for stock-based employee compensation, and the effect of the method used when reporting financial results.

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123). As permitted in that standard, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board No. 25, *Accounting for Stock Issued to Employees*, and related interpretations.

The Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS No. 123. The Black-Scholes option pricing model was used with the following weighted average assumptions. These pro forma calculations assume the common stock is freely tradable for all years presented and, as such, the impact is not necessarily indicative of the effects on reported net income of future years.

	Year Ended December 31,		
	2002	**2001**	**2000**
Risk-free interest rate	3.79%	5.00%	6.37%
Expected volatility	55%	55%	48%
Expected life (in years)	5	7	7
Expected dividend yield	0%	0%	0%

The Company's net income (loss) and earnings (loss) per share as if the fair value based method had been applied to all outstanding and unvested awards in each year is as follows (in thousands except per share data):

	Year Ended December 31,		
	2002	2001	2000
Net income (loss) as reported	$14,361	$ 8,597	$ (548)
Stock based employee compensation cost included in net income as reported	$ —	$ —	$ —
Stock-based employee compensation cost determined using the fair value based method, net of related tax effects	$ 460	$ 717	$ 817
Pro forma net income (loss)	$13,901	$ 7,880	$(1,365)
Net earnings (loss) per share:			
Basic – as reported	$ 0.69	$ 0.44	$ (0.04)
Basic – pro forma	$ 0.66	$ 0.40	$ (0.10)
Diluted – as reported	$ 0.68	$ 0.43	$ (0.04)
Diluted – pro forma	$ 0.65	$ 0.40	$ (0.10)

Income Taxes – The Company provides for income taxes using the liability method whereby deferred tax liabilities and assets are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using the anticipated tax rate when taxes are expected to be paid or reversed.

Revenue Recognition – Revenue from the sale of products is primarily recognized at the time product is shipped to customers. The Company allows customers to return defective or damaged products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, and allowances. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses against this allowance when incurred.

Warranties – The Company generally warrants that its products will meet customer specifications and will be free from defects in materials and workmanship. The Company's sole obligation under the warranties is repair or replacement of a product that is defective without charge. Returns have been minimal on a historical basis.

Research, Development and Engineering Costs – Research, development and engineering costs are expensed as incurred. The Company recognizes cost reimbursements from customers for whom the Company designs products upon achieving development milestones. The cost reimbursements charged to customers represent actual costs incurred by the Company in the design and testing of prototypes built to customer specifications and are recorded as an offset to research, development and engineering costs.

Net research, development and engineering costs are as follows (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Research and development costs	$ 7,156	$6,728	$ 5,716
Engineering costs	8,882	8,323	7,384
Total gross research, development, and engineering costs	16,038	15,051	13,100
Less cost reimbursements	(1,598)	(2,476)	(3,159)
Research, development and engineering costs, net	$ 14,440	$ 12,575	$ 9,941

Earnings (Loss) Per Share – Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by adjusting for common stock equivalents, which consist of stock options. All shares held in the Employee Stock Ownership Plan ("ESOP") are considered outstanding for both basic and diluted earnings (loss) per share calculations.

Comprehensive Income – Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by owners and distribution to owners. For all periods presented, the Company's only component of comprehensive income is its net income (loss) for those periods.



Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Supplemental Cash Flow Information (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Cash paid during the year for:			
Interest	$ 3,092	$ 3,717	$ 12,833
Income taxes	6,055	2,214	122
Noncash investing and financing activities:			
Common stock issued for acquisition	$ —	$ —	$ 5,098
Common stock contributed to ESOP	3,019	1,902	1,036
Settlement of subscribed common stock receivable	—	—	1,684

Recent Accounting Pronouncements – In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *Accounting for Obligations Associated with the Retirement of Long-Lived Assets* (SFAS No. 143). SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The Company plans to adopt SFAS No. 143 effective January 1, 2003, the beginning of fiscal year 2003.

In July 2002, the FASB also issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit and Disposal Activities* (SFAS No. 146). SFAS No. 146 revises the accounting for exit and disposal activities under Emerging Issues Task Force Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The provisions of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002.

Reclassifications – Certain reclassifications were made to the prior years' financial statements to conform with the current year presentation. None of the reclassifications affected net income (loss) or stockholders' equity.

3. ACQUISITIONS

During 2000, 2001 and 2002, the Company completed three acquisitions as follows:

- Battery Engineering, Inc. (BEI), a specialty battery manufacturer.
- Substantially all of the assets of the Sierra-KD Components division of Maxwell Technologies, Inc. (Sierra), a developer and manufacturer of electro-magnetic interference filtering capacitors for implantable medical devices.
- Globe Tool and Manufacturing Company, Inc. (Globe Tool), a manufacturer of precision titanium enclosures for implantable medical devices. Globe Tool was acquired to further broaden our product offering to include enclosures.

These acquisitions have been accounted for using the purchase method of accounting and accordingly, the results of the operations of these acquisitions have been included in the consolidated financial statements from the date of acquisition.

Acquisition information (in thousands):

	Acquired Company		
	BEI	Sierra	Globe Tool
Acquisition date	August 4, 2000	June 18, 2001	July 9, 2002
Shares issued	340	—	—
Purchase price:			
Value of shares issued	$ 5,098	$ —	$ —
Cash paid	—	46,656	46,637
Transaction costs	100	257	487
Total purchase price	$ 5,198	$ 46,913	$ 47,124
Purchase price allocation:			
Property and equipment	$ 3,554	$ 4,124	$ 8,490
Assets/(Liabilities)	808	3,288	(7,079)
Trademark and names	—	—	1,760
Patented Technology	—	8,445	—
Unpatented Technology	—	4,743	7,392
Noncompete/Employment Agreements	—	—	1,177
Goodwill	836	26,313	35,384
Total purchase price	$ 5,198	$ 46,913	$ 47,124

The allocation of purchase price to intangible assets, goodwill, and identifiable assets acquired in the Globe-Tool acquisition has not been finalized, and any required adjustments will be recorded as necessary. Amounts reported above for 2002 include the Globe Tool intangible assets based on the most recent information available.

PROFORMA RESULTS (UNAUDITED)

The following unaudited pro forma summary presents the Company's consolidated results of operations for 2002 and 2001 as if the acquisitions had been consummated at January 1, 2001. The pro forma consolidated results of operations include certain pro forma adjustments, including the amortization of intangible assets and interest on a term loan.

In thousands except per share amounts:

	December 31,	
	2002	2001
Revenues	$ 178,159	$ 162,190
Income before extraordinary item	$ 23,249	$ 11,476
Net income	$ 15,298	$ 8,482
Diluted earnings per share:		
Income before extraordinary item	$ 0.73	$ 0.58
Net income	$ 0.73	$ 0.43

The proforma results are not necessarily indicative of those that would have actually occurred had the acquisitions taken place at the beginning of the periods presented.



4. INVENTORIES

Inventories comprised the following (in thousands):

	December 31, 2002	December 31, 2001
Raw material	$ 15,693	$ 13,894
Work-in-process	13,592	9,955
Finished goods	5,623	5,177
Total	$ 34,908	$ 29,026

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment comprised the following (in thousands):

	December 31, 2002	December 31, 2001
Machinery and equipment	$ 48,384	$ 37,000
Buildings and building improvements	14,752	8,632
Computers and information technology	6,621	4,630
Leasehold improvements	4,819	3,742
Land and land improvements	4,659	3,749
Furniture and fixtures	2,496	1,991
Construction work in process	8,778	3,771
Other	308	270
	90,817	63,785
Less accumulated depreciation	(26,118)	(19,636)
Total	$ 64,699	$ 44,149

Depreciation expense during 2002, 2001 and 2000 was approximately $7,610,000, $5,917,000, and $4,943,000, respectively.

6. INTANGIBLE ASSETS

Intangible assets comprised the following (in thousands):

As of December 31, 2002	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:			
Patented technology	$ 21,875	$ (7,015)	$ 14,860
Unpatented technology	15,335	(3,615)	11,720
Other	7,740	(6,701)	1,039
	44,950	(17,331)	27,619
Unamortizing intangible assets:			
Trademark and names	31,420	(3,235)	28,185
Total intangible assets	$ 76,370	$ (20,566)	$ 55,804

As of December 31, 2001	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:			
Patented technology	$ 21,875	$ (5,363)	$ 16,512
Unpatented technology	7,943	(2,417)	5,526
Other	18,389	(11,022)	7,367
	48,207	(18,802)	29,405
Unamortizing intangible assets:			
Trademark and names	32,158	(3,235)	28,923
Total intangible assets	$ 80,365	$ (22,037)	$ 58,328

Aggregate amortization expense for 2002, 2001 and 2000 was: $4,278,000, $5,855,000, and $5,242,000, respectively.

Estimated amortization expense for years subsequent to 2002 are as follows (in thousands):

2003	$ 3,276
2004	2,958
2005	2,476
2006	2,447
2007	2,429

During September 2002, the remaining $1.7 million net book value attributable to the Greatbatch-Hittman Noncompete/Employment Agreement was written off upon Mr. Fred Hittman's death.

Deferred financing fees have been reclassed from intangible assets to other assets on the consolidated balance sheet. These fees are being amoritized over the term of the credit facility. The net book value of $1,781,000 and $1,924,000 for 2002 and 2001 respectively has been removed from the "Other" caption of the table on the previous page.

The following table reflects consolidated results for the years ended 2002 and 2001, with data adjusted as though the adoption of SFAS No. 141 and SFAS No. 142, *Goodwill and Other Intangible Assets*, had occurred as of the beginning of 2000 (in thousands except per share amounts):

	Year Ended December 31,		
	2002	2001	2000
Reported income before extraordinary item	$ 14,361	$ 11,591	$ 1,020
Reported net income (loss)	$ 14,361	$ 8,597	$ (548)
Add back to reported net income before extraordinary item and to reported net income (loss):			
Goodwill amortization, net of tax	$ —	$ 1,339	$ 984
Assembled workforce amortization, net of tax	—	397	397
Trademark and names amortization, net of tax	—	506	463
	$ —	$ 2,242	$ 1,844
Adjusted income before extraordinary item	$ 14,361	$ 13,833	$ 2,864
Adjusted net income	$ 14,361	$ 10,839	$ 1,296
Basic earnings per share:			
Reported income before extraordinary item	$ 0.69	$ 0.59	$ 0.07
Reported net income (loss)	$ 0.69	$ 0.44	$ (0.04)
Adjusted income before extraordinary item	$ 0.69	$ 0.71	$ 0.20
Adjusted net income	$ 0.69	$ 0.55	$ 0.09
Diluted earnings per share:			
Reported income before extraordinary item	$ 0.68	$ 0.58	$ 0.07
Reported net income (loss)	$ 0.68	$ 0.43	$ (0.04)
Adjusted income before extraordinary item	$ 0.68	$ 0.69	$ 0.20
Adjusted net income	$ 0.68	$ 0.54	$ 0.09

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities comprised the following (in thousands):

	December 31,	
	2002	2001
Salaries and benefits	$ 5,302	$ 3,979
Profit sharing and bonuses	5,164	5,196
Other	3,406	4,546
Total	$ 13,872	$ 13,721

8. LONG-TERM DEBT

In July 2002, in conjunction with the acquisition of Globe Tool, the Company amended its existing $100.0 million credit facility with a consortium of banks by increasing the total size of the facility to $120.0 million. The amended facility consists of a $100.0 million term loan and a $20.0 million revolving line of credit. As of December 31, 2002 the balance outstanding under the term loan was $85.0 million, and there was no amount outstanding under the revolving line of credit. Both the term loan and the revolving line of credit mature in July 2007. The credit agreement is secured by the Company's accounts receivable and inventories and requires the Company to comply with various quarterly financial covenants, as defined, related to net earnings or loss before interest, taxes, depreciation, and amortization ("EBITDA"), and ratios of leverage, interest, fixed charges, and capitalization as they relate to EBITDA. Both the term loan and the revolving line of credit bear interest at a rate that varies with the Company's level of leverage. At current leverage levels, the applicable interest rates for both the term loan and revolving line of credit are prime plus 0.00% or LIBOR (London InterBank Offered Rate), plus 2.000%, at the Company's option. At December 31, 2002, the weighted average interest rate for the term loan was 3.4%.



Maturities of long-term debt outstanding at December 31, 2002 are as follows: $8.75 million in 2003; $18.75 million in 2004; $21.25 million in 2005; $23.75 million in 2006; and $12.5 million in 2007.

9. EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan – The Company sponsors a non-leveraged Employee Stock Ownership Plan ("ESOP") and related trust as a long-term benefit for substantially all of its employees. Under the terms of the ESOP plan documents there are two components to ESOP contributions. The first component is a defined contribution equal to five percent of each employee's annual compensation. The second component is two-thirds of a discretionary profit sharing contribution as determined by the Board of Directors. Both the defined contribution and two-thirds component of the profit sharing contribution are contributed to the ESOP in the form of Company stock. The ESOP is subject to contribution limitations and vesting requirements as defined in the plan. The remaining one-third of the discretionary profit sharing is paid to employees in cash.

Compensation cost under the two components of the ESOP recognized by the Company was approximately $3.7 million, $3.0 million, and $1.9 million in 2002, 2001 and 2000, respectively. As of December 31, 2002, the Company had contributed 445,342 shares under the ESOP and approximately 127,774 committed-to-be released shares under the ESOP, which equals the estimated number of shares to settle the liability based on the closing market price of the shares at December 31, 2002. The final number of shares contributed to the plan was 143,609, computed based on the closing market price of the shares on the actual contribution date of February 18, 2003, with an adjustment for forfeitures remaining in the plan.

Savings Plan – The Company sponsors a defined contribution 401(k) plan, which covers substantially all of its employees. The plan provides for the deferral of employee compensation under Section 401(k) and a Company match. Net pension costs related to this defined contribution pension plan were approximately $718,000, $622,000 and $468,000 in 2002, 2001 and 2000, respectively.

Total costs to the Company for all of the above plans were approximately $5,774,000, $5,470,000 and $3,367,000 in 2002, 2001 and 2000, respectively.

Education Assistance Program – The Company reimburses tuition, textbooks and laboratory fees for college or other lifelong learning programs for all of its employees. The Company also reimburses college tuition for the dependent children of its full-time employees. The dependent children benefit generally vests on a straight-line basis over ten years. Minimum academic achievement is required in order to receive reimbursement under both programs. Aggregate expenses under the programs were approximately $621,000, $460,000 and $409,000 during 2002, 2001 and 2000, respectively.

10. STOCK OPTION PLANS

The Company has stock option plans that provide for the issuance of nonqualified and incentive stock options to employees of the Company. The Company's 1997 Stock Option Plan ("1997 Plan") authorizes the issuance of options to purchase up to 480,000 shares of the Company's common stock. The stock options generally vest over a five year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to or greater than the fair market value of the Company's common stock at the date of the grant.

The Company's 1998 Stock Option Plan ("1998 Plan") authorizes the issuance of nonqualified and incentive stock options to purchase up to 1,220,000 shares the Company's common stock, subject to the terms of the plan. The stock options vest over a three to five year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to or greater than the fair value of the Company's common stock at the date of the grant.

On November 16, 2001, the Company adopted and approved the Non-Employee Director Stock Incentive Plan (the "Director Plan"). The Director Plan authorizes the issuance of nonqualified stock options to purchase up to 100,000 shares of the Company's common stock from its treasury, subject to the terms of the plan. The stock options vest over a three-year period. The stock options expire 10 years from the date of grant. Stock options are granted at exercise prices equal to or greater than the fair value of the Company's common stock at the date of the grant.

On November 15, 2002, the Company approved a Restricted Stock Plan for key management members. The Restricted Stock Plan authorizes the issuance of up to 200,000 shares of restricted stock, subject to the terms of the plan. Stock may not be issued under the Restricted Stock Plan until shareholder approval has been received.

As of December 31, 2002, options for 816,569 shares were available for future grants under the plans. The weighted average remaining contractual life is seven years.

Of the options outstanding as of December 31, 2002, 271,934 options were at an exercise price of $5.00, 192,874 options were at a range of exercise prices of $15.00 to $20.64, and 410,841 options were at a range of exercise prices of $23.85 to $32.48. The weighted average grant date fair value of options granted was $12.22, $16.02, and $9.06 for 2002, 2001, and 2000, respectively.

A summary of the transactions under the 1997 Plan, 1998 Plan, and the Director Plan for 2000, 2001 and 2002 follows:

	Option Activity	Average Exercise Price
Balance at December 31, 1999	510,257	$ 7.60
Options granted	83,472	15.49
Options exercised	(47)	15.00
Options forfeited	(2,997)	15.00
Balance at December 31, 2000	590,685	$ 8.70
Options granted	101,934	26.06
Options exercised	(11,340)	6.06
Options forfeited	(14,960)	9.58
Balance at December 31, 2001	666,319	$11.38
Options granted	344,774	24.97
Options exercised	(67,783)	7.77
Options forfeited	(67,661)	12.78
Balance at December 31, 2002	875,649	$16.92
Options exercisable at:		
December 31, 2001	442,526	$ 8.38
December 31, 2002	451,037	$12.09

11. INCOME TAXES

The components of the provision for income taxes before extraordinary loss comprised the following (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Federal:			
Current	$ 2,574	$ 3,839	$ —
Deferred	4,136	2,365	411
	6,710	6,204	411
State:			
Current	266	742	41
Deferred	(372)	(7)	159
	(106)	735	200
Provision for income taxes	$ 6,604	$ 6,939	$ 611



The tax effect of major temporary differences that give rise to the Company's net deferred tax accounts are as follows (in thousands):

	December 31,	
	2002	2001
Inventory valuation	$ 2,019	$ 1,546
Tax credits	2,298	2,614
Amortization of intangible assets	1,969	4,501
Investments	565	—
Accrued expenses and deferred compensation	1,607	1,661
Other	129	152
Depreciation	(4,809)	(2,169)
Net deferred tax asset	3,778	8,305
Less valuation allowance	(565)	—
Net deferred tax asset	3,213	8,305

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the consideration of the weight of both positive and negative evidence, management has determined that it is more likely than not that a portion of the deferred tax asset remaining at December 31, 2002 related to the valuation of an investment will not be realized.

The provision for income taxes differs in each of the years from the federal statutory rate due to the following:

	Year Ended December 31,		
	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.3	2.9	(1.7)
Valuation allowance	2.7	—	—
Federal and state tax credits	(10.7)	—	—
Other	1.2	(0.5)	4.2
Effective tax rate	31.5%	37.4%	37.5%

12. CAPITAL STOCK

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $.001 par value per share and 100,000,000 shares of preferred stock, $.001 par value per share. There are no preferred shares issued or outstanding. Under the terms of the credit facility, the Company's ability to pay dividends is restricted to an amount up to 50% of net income. Holders of common stock have one vote per share.

13. COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal actions arising in the normal course of business. The Company does not believe that the ultimate resolution of any such pending activities will have a material adverse effect on its consolidated results of operations, financial position, or cash flows.

The Company is a party to various license agreements through 2018 to manufacture and sell components for use in medical implants and various commercial applications. The most significant of these is an agreement with Evans Capacitor Company to license the basic technology used for wet tantalum capacitor development. The original agreement covered the years 2000, 2001, and 2002 at a cost of

$800,000. Various amendments to this agreement require the Company to pay royalties annually based on agreed upon terms during each consecutive three year period beginning December 6, 2002 and ending on the expiration date of the last patent subject to the agreement, or August, 2014. At December 31, 2002, amounts due to be paid under this agreement were $1.1 million.

In addition, the Company is subject to a license agreement with Motorola, Inc. covering the exclusive use of a patent for a hybrid electrode until December 2016 when the patent expires. The initial cost of this agreement was $100,000 paid in 2000 and 2001. If the Company develops a product embodying the technology covered by the licensed patent, amounts reflecting 6% of the selling price of the product are due to Motorola, Inc. There are no plans at this time to develop products using the licensed technology.

Operating Leases – The Company is a party to various operating lease agreements for office and manufacturing space. The Company incurred operating lease expense of $928,000, $909,000 and $834,000 for 2002, 2001 and 2000, respectively.

If all lease extension options are exercised as expected by Company management, minimum future annual operating lease payments are $355,000 in 2003; $285,000 in 2004; $290,000 in 2005; $259,000 in 2006; and $261,000 in 2007.

14. BUSINESS SEGMENT INFORMATION

The Company operates its business in two reportable segments: medical technology and commercial power sources. The medical technology segment designs and manufactures batteries, capacitors, filtered feedthroughs, engineered components and enclosures used in implantable medical devices. The commercial power sources segment designs and manufactures high performance batteries for use in oil and gas exploration, oceanographic equipment, and aerospace.

The Company's medical technology segment includes multiple business units that have been aggregated because they share similar economic characteristics and similarities in the areas of products, production processes, types of customers, methods of distribution and regulatory environment. The reportable segments are separately managed, and their performance is evaluated based on numerous factors, including income from operations. Management defines segment income from operations as gross profit less costs and expenses attributable to segment specific selling, general and administrative and research, development and engineering expenses. Non-segment specific selling, general and administrative, research, development and engineering expenses, interest expense, intangible amortization and non-recurring items are not allocated to reportable segments. Transactions between the two segments are not significant. The accounting policies of the segments are the same as those described and referenced in Note 2. All dollars are in thousands.

An analysis and reconciliation of the Company's business segment information to the respective information in the consolidated financial statements is as follows (dollars in thousands):



	Year Ended December 31,		
	2002	2001	2000
Revenues:			
Medical technology			
Medical batteries:			
Implantable Cardioverter Defibrillators	$ 28,518	$ 22,215	$ 14,171
Pacemakers	20,354	22,923	22,516
Other devices	3,035	722	1,664
Royalties	—	991	2,937
Total medical batteries	51,907	46,851	41,288
Capacitors	24,679	20,290	12,611
Components	65,315	40,513	29,890
Total medical technology	141,901	107,654	83,789
Commercial power sources	25,395	27,921	14,001
Total revenues	$ 167,296	$ 135,575	$ 97,790
Segment income from operations:			
Medical technology	$ 40,969	$ 39,008	$ 30,005
Commercial power sources	8,262	8,796	3,494
Total segment income from operations	49,231	47,804	33,499
Unallocated	(28,266)	(29,274)	(31,868)
Income (loss) before income taxes	$ 20,965	$ 18,530	$ 1,631
Depreciation and amortization:			
Medical technology	$ 10,090	$ 12,440	$ 10,860
Commercial power sources	807	778	874
Total depreciation included in segment income from operations	10,897	13,218	11,734
Unallocated depreciation and amortization	1,203	1,023	1,275
Total depreciation and amortization	$ 12,100	$ 14,241	$ 13,009
Expenditures for tangible long-lived assets, excluding acquisitions:			
Medical technology	$ 6,616	$ 7,074	$ 4,061
Commercial power sources	1,119	504	82
Total reportable segments	7,735	7,578	4,143
Unallocated long-lived tangible assets	12,766	2,137	385
Total expenditures	$ 20,501	$ 9,715	$ 4,528

	Year Ended December 31,	
	2002	2001
Identifiable assets, net:		
Medical technology	$ 256,313	$ 188,813
Commercial power sources	22,385	24,971
Total reportable segments	278,698	213,784
Unallocated assets	33,553	69,736
Total assets	$ 312,251	$ 283,520

The changes in the carrying amount of goodwill are as follows (amounts in thousands):

	Medical Technology	Commercial Power Sources	Total
Balance at December 31, 2001	$ 74,703	$ 2,180	$ 76,883
Reclass of assembled workforce	6,754	386	7,140
Goodwill recorded during the year	35,384	—	35,384
Balance at December 31, 2002	$ 116,841	$ 2,566	$ 119,407

Net revenues by geographic area are presented by attributing revenues from external customers based on where the products are shipped. All dollars are in thousands.

	Year Ended December 31,		
	2002	2001	2000
Revenues by geographic area:			
United States	$ 127,145	$ 92,391	$ 68,179
Foreign countries	40,151	43,184	29,611
Consolidated revenues	$ 167,296	$ 135,575	$ 97,790

	December 31,	
	2002	2001
Long-lived assets:		
United States	$ 243,699	$ 188,645
Foreign countries	—	—
Consolidated long-lived assets	$ 243,699	$ 188,645



Two customers accounted for a significant portion of the Company's revenues and accounts receivable as follows:

	Revenues			Accounts Receivable	
	Year Ended December 31,			December 31,	
	2002	2001	2000	2002	2001
Customer A	41%	39%	34%	34%	35%
Customer B	25%	27%	31%	18%	17%
Total	66%	66%	65%	52%	52%

15. QUARTERLY SALES AND EARNINGS DATA – UNAUDITED

(In thousands except per share data)

	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
2002				
Revenues	$ 47,315	$ 45,350	$ 38,328	$ 36,303
Gross profit	20,475	18,872	15,599	15,952
Net income	4,959	2,477	3,586	3,339
Earnings per share – basic	0.24	0.12	0.17	0.16
Earnings per share – diluted	0.23	0.12	0.17	0.16
2001				
Revenues	$ 34,692	$ 38,325	$ 32,987	$ 29,571
Gross profit	15,591	16,648	14,609	14,011
Income before extraordinary loss	2,711	3,312	2,649	2,919
Net income (loss)	2,711	3,312	2,649	(75) [a]
Earnings per share before extraordinary loss – basic	0.13	0.17	0.14	0.16
Earnings per share before extraordinary loss – diluted	0.13	0.16	0.14	0.15
Earnings per share – basic	0.13	0.17	0.14	0.00
Earnings per share – diluted	0.13	0.16	0.14	0.00

(a) Amount includes an extraordinary loss for the extinguishment of debt in the amount of $2,994,000, net of tax.

TRANSFER AGENT AND REGISTRAR:

Please direct questions about address changes, stock transfers, lost or stolen certificates, and any other account questions to:

Mellon Investor Services
Eleventh Floor
111 Founders Plaza
East Hartford, CT 06108
860-282-3509

INDEPENDENT AUDITORS:

Deloitte & Touche LLP
Buffalo, NY

CORPORATE COUNSEL:

Hodgson Russ LLP
Buffalo, NY

ANNUAL MEETING:

The Annual Meeting will be held on
Friday, May 9, 2003 at 10:00 a.m.
Samuel's Grande Manor
8750 Main Street
Williamsville, NY 14221

CORPORATE HEADQUARTERS:

9645 Wehrle Drive
Clarence, NY 14031
716-759-6901

INVESTOR INFORMATION:

Shareholders, securities analysts, and investors seeking more information about the Company can access the following information via the internet at www.greatbatch.com

- news releases and significant company events
- Form 10-K Annual and Form 10-Q Quarterly Reports and Form 8-K Disclosures to the Securities and Exchange Committee describing WGT's business and financial condition.

The information above may also be obtained upon request from the Investor Relations Department, 9645 Wehrle Drive, Clarence, NY 14031.

STOCK LISTING:

New York Stock Exchange (Stock Symbol: GB)

Price Range of WGT Stock

2002 Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	$37.60	$28.40	$28.69	$31.50
Low	$24.18	$21.20	$20.10	$24.50

2001 Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	$28.00	$33.38	$29.30	$38.85
Low	$18.50	$17.26	$23.00	$25.50



BOARD OF DIRECTORS:

Edward F. Voboril, Chairman of the Board
President and Chief Executive Officer
Wilson Greatbatch Technologies, Inc.

Pamela G. Bailey, Director[3]
President and CEO
AdvaMed

Robert E. Rich, Jr., Director[1]
President
Rich Products Corporation

Bill R. Sanford, Director[1]
Chairman
SYMARK LLC

Peter H. Soderberg, Director[3]
President and CEO
Welch Allyn, Inc.

William B. Summers, Jr., Director[1][2]
Chairman
McDonald Investments, Inc.

Henry Wendt, Director[2][3]
Chairman
Computerized Medical Systems, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation and Organization Committee
(3) Governance and Nominating Committee

CORPORATE LEADERSHIP:

Edward F. Voboril, Chairman of the Board,
President and Chief Executive Officer

Jose E. Almeida
Executive Vice President and Chief Operating Officer

V.W. Brinkerhoff, III
Group Vice President, Medical Power Group

Larry T. DeAngelo
Senior Vice President, Administration and Secretary

Curtis F. Holmes, PhD
Group Vice President, Medical Components Group

William M. Paulot
Vice President and General Manager, Commercial Power Group

Lawrence P. Reinhold
Executive Vice President and Chief Financial Officer

OPERATIONS:

Implantable Power Sources
10,000 Wehrle Drive
Clarence, NY 14031

65 Lawrence Bell Drive
Williamsville, NY 14221

Capacitor Operations
4455 Genesee Street
Cheektowaga, NY 14225

Engineered Components
4096 Barton Road
Clarence, NY 14031

Greatbatch-Hittman, Inc.
9190 Red Branch Road
Columbia, MD 21045

Greatbatch-Sierra, Inc.
5200 Sigstrom Drive
Carson City, NV 89706

Greatbatch-Globe Tool
730 24th Ave., SE
Minneapolis, MN 55474

Electrochem E•I
100 Energy Drive
Canton, MA 02021

the **power** to do even greater things...


Wilson Greatbatch
Technologies, Inc.
...the power to do great things®

9645 Wehrle Drive, Clarence, New York 14031
716-759-6901
www.greatbatch.com